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                                                -------------------------
                  UNITED STATES                        OMB APPROVAL
        SECURITIES AND EXCHANGE COMMISSION      -------------------------
             WASHINGTON, D.C.  20549            OMB NUMBER:     3235-0360
                                                EXPIRES:    JULY 31, 1994
                  FORM N-17f-2                  ESTIMATED AVERAGE BURDEN
                                                HOURS PER RESPONSE...0.05
                                                -------------------------

Certificate of Accounting of Securities and Similar

          Investments in the Custody of
         Management Investment Companies
     Pursuant to Rule 17f-2 [17 CFR 270.17F-2]


 1. Investment Company Act File Number:            Date examination completed:
    811-752                                        December 31, 1997

 2. State identification Number:
    AL        AK          AZ           AR           CA           CO
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    CT        DE          DC           FL           GA           HI
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    ID        IL          IN           IA           KS           KY
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    LA        ME          MD           MA           MI           MN
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    MS        MO          MT           NE           NV           NH
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    NJ        NM          NY           NC           ND           OH
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    OK        OR          PA           RI           SC           SD
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    TN        TX          UT           VT           VA           WA
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    WV        WI          WY           PUERTO RICO
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    Other (specify):
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 3. Exact name of investment company as specified in registration statement:

 Mutual Investment Fund of Connecticut, Inc.
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 5. Address of principal executive office (number, street, city, state, zip code):

 450 Church Street, Hartford, Connecticut 06103
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.  All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                SEC 2198 (11-91)
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                                                        MUTUAL INVESTMENT FUND
MIF                                                       OF CONNECTICUT, INC.

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940


We, as members of management of Mutual Investment Fund of Connecticut, Inc. (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 1997.

Based on this evaluation, we assert that the Fund was in compliance with those provisions of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1997 with respect to securities and similar investments reflected in the investment account of the Fund.


Mutual Investment Fund of Connecticut, Inc.


By:

/s/ Gary C. Smith
________________________________
Mr. Gary C. Smith
President
Mutual Investment Fund of Connecticut, Inc.

/s/ Lindsey R. Pinkham
________________________________
Mr. Lindsey R. Pinkham
Secretary & Treasurer
Mutual Investment Fund of Connecticut, Inc.


Fund Office            c/o Connecticut Bankers Association   450 Church Street
Hartford, Connecticut 06103                                     (860) 527-5161
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  [LETTERHEAD]                                                        [GRAPHIC]


                        REPORT OF INDEPENDENT ACCOUNTANTS

February 12, 1998

To the Board of Directors of
Mutual Investment Fund of Connecticut, Inc.


We have examined management's assertion about Mutual Investment Fund of Connecticut, Inc.'s (the "Fund") compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of December 31, 1997 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and accordingly included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 1997, and the period from October 1, 1997 through December 31, 1997 with respect to agreement of purchases and sales of securities and similar investments:

- Confirmation of all securities and similar investments held by institutions in book entry form by the Depository Trust Company.

- Reconciliation of confirmation results as to all such securities and similar investments to the books and records of the Fund and the Custodian.

- Confirmation of all unsettled purchases and sales of securities transactions and short-term securities and applied alternative auditing procedures where confirmations were not obtained.

- Agreement of five security purchases and five security sales since our last examination from the books and records of the Fund to trade confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that Mutual Investment Fund of Connecticut, Inc. was in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1997 is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Mutual Investment Fund of Connecticut, Inc. and Securities and Exchange Commission and should not be used for any other purpose.


/s/ Price Waterhouse LLP